

September 22, 2020

Diana Jajeh
Chief Accounting Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

      Re: GameStop Corp.
          Form 10-K for the Fiscal Year Ended February 1, 2020
          Filed March 27, 2020
          Form 8-K Filed March 26, 2020
          File No. 1-32637

Dear Ms. Jajeh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed March 26, 2020

Exhibit 99.1, page 1

1. Reference is made to your bold disclosure of adjusted operating income on page 1 which precedes the most directly comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

2. Reference is made to your disclosure of adjusted free cash flow on page 12. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures

earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). Please tell us why this non-GAAP measure is not prohibited given the adjustment for the rollover of accounts payable payments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services